Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 11, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter ended September 30, 2010.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).
Summary Results

We recorded net income of $22.8 million ($0.37 per common share) for the three months ended September 30, 2010 (Q3-2010), compared to $0.2 million ($0.00 per common share) for the three months ended September 30, 2009 (Q3-2009).  The net income for the current quarter was largely due to the recognition of the $30 million milestone from Merck related to the marketing approval in Europe of vernakalant (iv) in Q3-2010, and decreased research and development expenditures.

Revenue for Q3-2010 was $30.2 million, an increase of $11.0 million from $19.2 million in Q3-2009.

Research and development expenditures were $3.5 million for Q3-2010 compared to $9.3 million for Q3-2009.  General and administration expenditures for Q3-2010 were $3.5 million compared to $4.2 million for Q3-2009.  Interest expense for Q3-2010 was $0.6 million compared to insignificant income for Q3-2009.  Foreign exchange gain for Q3-2010 was $0.2 million compared to a foreign exchange loss of $5.2 million in Q3-2009.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $0.6 million for Q3-2010, as compared to $1.6 million for Q3-2009.

Liquidity and Outstanding Share Capital

At September 30, 2010, the Company had cash and cash equivalents of $53.4 million.  An additional $30 million was received subsequent to quarter-end as payment from Merck for the marketing approval in Europe of vernakalant (iv).

As of November 10, 2010, the Company had 61,052,362 common shares issued and outstanding and 5,581,094 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.69 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Thursday, November 11, 2010 at 4:15pm Eastern (1:15pm Pacific).  To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 2504411.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 11, 2010.  Please dial 905-694-9451 or 800-408-3053 and enter code 1765134# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to  obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.